MERGER SUPPORT AGREEMENT

This MERGER SUPPORT AGREEMENT, dated as of January 4, 2021 (this “Agreement”), is made and entered into by and among Centene Corporation, a Delaware corporation (“Parent”), Mayflower Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and the stockholders of Magellan Health, Inc., a Delaware corporation (the “Company”) listed on the signature pages hereto (the “Stockholders” and, together with Parent and Merger Sub, the “Parties”).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Parent, Merger Sub and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”);

WHEREAS, as of the date hereof, the Stockholders collectively Beneficially Own 2,371,887 shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), as set forth on Exhibit A attached hereto (the “Existing Shares”); and

WHEREAS, as a material condition and inducement to Parent and Merger Sub’s willingness to enter into the Merger Agreement, the Stockholders have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATIONS

Section 1.1            Defined Terms. As used herein, the following terms have the following meanings:

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, Controls, or is Controlled by, or is under common Control with, such Person.

“Beneficially Own” means, shares over which the entities listed on Exhibit A attached hereto have sole, direct record and/or “beneficial ownership” for purposes of Rule 13d-3 or 13d-5 under the Exchange Act as in effect on the date hereof. Similar terms such as “Beneficial Ownership,” “Beneficial Owner” and “Beneficially Owned” have the corresponding meanings. For the avoidance of doubt, Parent shall not be deemed to be the Beneficial Owner of any Company Common Stock by virtue hereof or of the Merger Agreement and no party shall be deemed to be the Beneficial Owner of any Company Common Stock as a result of the entry into any swap or any contract, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, contract, transaction or series of transactions is to be settled by delivery of Company securities, in cash or otherwise.

“Control” (including, with its correlative meanings) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership interests or other ownership interests, by contract or otherwise.

“Covered Company Shares” means, with respect to each Stockholder, (a) any Existing Shares Beneficially Owned by such Stockholder and (b) any Company Common Stock of which such Stockholder has direct Beneficial Ownership after the date hereof, in each case during Term (as defined below); provided, however, that Covered Company Shares shall not include any Company securities that a Stockholder Transfers following the date of this Agreement pursuant to Section 3.4.

“Lien” means any lien, claim, mortgage, encumbrance, pledge, deed of trust, security interest, equity or charge of any kind.

“Transfer” means any sale, assignment, transfer, conveyance, gift, pledge, distribution, hypothecation or other encumbrance or any other disposition, whether voluntary, involuntary or by operation of law, whether effected directly or indirectly, or the entry into any contract or understanding with respect to any sale, assignment, transfer, conveyance, gift, pledge, distribution, hypothecation or other encumbrance or any other disposition, whether voluntary, involuntary or by operation of law, whether effected directly or indirectly, including, with respect to any capital stock or interests in capital stock, the entry into any swap or any contract, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, contract, transaction or series of transactions is to be settled by delivery of Company securities, in cash or otherwise (a “Derivative”) but specifically excluding, with respect to any capital stock or interests in capital stock, any expiration of or roll forward of a Derivative existing as of the date hereof. “Transfers” or “Transferred” shall each have a correlative meaning. Notwithstanding any of the foregoing, the disposition of any Covered Company Shares to the extent required as a result of an investor’s termination of an account managed by a Stockholder shall not be deemed a Transfer for purposes of this Agreement.

Section 1.2            Interpretations. Each capitalized term used but not defined herein has the meaning given to it in the Merger Agreement. Where a reference herein is made to a Section or Exhibit such reference will be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used herein they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision hereof. The definitions contained herein are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any contract, instrument, or statute defined or referred to herein or in any contract or instrument that is referred to herein means such contract, instrument, or statute as from time to time amended, modified, or supplemented, including, in the case of contracts or instruments, by waiver or consent and, in the case of statutes, by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and permitted assigns. Where this Agreement states that a party “shall,” “will” or “must” perform in some manner it means that the party is legally obligated to do so under this Agreement.

ARTICLE II
VOTING AGREEMENT

Section 2.1            Agreement to Vote.

(a)          Prior to the termination hereof in accordance herewith (the “Term”), and without in any way limiting each Stockholder’s right to vote the Covered Company Shares in its sole discretion on any other matters not set forth in Section 2.1(a)(ii) that may be submitted at the Company Stockholders Meeting and at any other meeting of the Company Stockholders (in each case, in accordance with the Merger Agreement), however called, in each case, including any adjournment or postponement thereof, and in connection with any written consent of the Company Stockholders, such Stockholder shall, in each case to the fullest extent that the Covered Company Shares are entitled to vote thereon or consent thereto, or in any other circumstance in which the vote, consent or other approval of the Company Stockholders is sought:

(i)      appear at each such meeting or otherwise cause such Stockholder’s Covered Company Shares to be counted as present thereat for purposes of calculating a quorum; and

(ii)      vote (or cause to be voted), in person or by proxy, or if applicable deliver (or cause to be delivered) a written consent covering, all of such Stockholder’s Covered Company Shares:

(1)         in favor of the approval of the Merger;

(2)         in favor of any proposal to adjourn a meeting of the Company Stockholders to solicit additional proxies in favor of the adoption of the Merger Agreement;

(3)         against any Alternative Acquisition Proposal; and

(4)         against any other proposal, action or transaction that is intended to, or could reasonably be expected to, materially impede, interfere with, delay, postpone, discourage, or adversely affect the consummation of the Merger or the performance by the Company of its obligations under the Merger Agreement or this Agreement, including against any proposal, action or transaction that could reasonably be expected to result in any condition to the consummation of the Merger set forth in Article VI of the Merger Agreement not being satisfied, or that would result in a breach in any material respect of any representation, warranty, covenant or agreement of the Company pursuant to the Merger Agreement or this Agreement.

(b)          Any vote required to be cast or consent required to be executed pursuant to this Section 2.1 shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining whether a quorum is present (if applicable) and for purposes of recording the results of the vote or consent.

(c)          Notwithstanding anything in this Section 2.1 to the contrary, (i) no Stockholder shall be required to vote or consent (or cause to be voted or consented) any of its Covered Company Shares to amend the Merger Agreement (including any Exhibit thereto) or take any action that could result in the amendment or modification, or a waiver of a provision therein, in any such case, in a manner that alters or changes (in a manner adverse to the Company or the Stockholder) the amount or kind of the consideration to be paid and (ii) each Stockholder shall retain at all times the right to vote (or execute consents or proxies with respect to) the Covered Company Shares with respect to any matter not covered by this Section 2.1 in any manner such Stockholder deems appropriate, including in connection with the election of directors.

ARTICLE III
OTHER COVENANTS

Section 3.1            No Solicitation. Each Stockholder shall, and shall cause its controlled Affiliates to, and shall use reasonable best efforts to cause its and their respective Representatives to, immediately cease and terminate any and all solicitations, discussions or negotiations existing as of the date hereof between such Stockholder, Affiliates or Representatives, on the one hand, and the Company and its Affiliates or Representatives or any third party (or its Representatives), on the other hand, in connection with or in response to an actual or potential Alternative Acquisition Proposal or any inquiry, proposal or indication of interest with respect thereto. During the Term, each Stockholder shall not, and each Stockholder shall cause its controlled Affiliates not to, and shall use its reasonable best efforts to cause its and their Representatives (it being understood that, for purposes hereof, a Representative of the Company or its Subsidiaries shall not constitute a Representative of a Stockholder unless such Stockholder shall have separately engaged or directed such Person in his, her or its capacity as a stockholder of the Company) not to (and shall not authorize or give permission to its and their respective Representatives to), directly or indirectly (a) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing material non-public information), or take any other action designed to lead to, the submission by any Person of an Alternative Acquisition Proposal, (b) propose to enter into any merger or business combination involving the Company or any of its subsidiaries or divisions, (c) (i) engage in, continue, knowingly facilitate, knowingly encourage or otherwise participate in any discussions or negotiations related to any Alternative Acquisition Proposal or provide any material non-public information to any Person in connection with, or related to, any Alternative Acquisition Proposal, or (ii) request or seek from the Company or any of its Subsidiaries any access to material non-public information, in each case, in connection with or in response to, or that would be reasonably likely to lead to, an Alternative Acquisition Proposal or any inquiry, proposal or indication of interest with respect thereto, or (d) adopt or approve, or enter into any letter of intent, agreement in principle, memorandum of understanding, term sheet, merger agreement, acquisition agreement, option agreement or any other agreement or instrument providing for or relating to any Alternative Acquisition Proposal.

Section 3.2            Directors and Officers. Notwithstanding any provision of this Agreement to the contrary but without limiting any provision of the Merger Agreement, this Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a holder of Covered Company Shares and/or other Company Common Stock and not in such Stockholder’s or any partner, officer, employee or Affiliate of such Stockholder’s capacity as a director, officer or employee of the Company or any of its subsidiaries or in such Stockholder’s or any partner, officer, employee or Affiliate of such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary but without limiting any provision of the Merger Agreement, nothing in this Agreement shall (or require such Stockholder or any partner, officer, employee or Affiliate of such Stockholder to attempt to) limit or restrict any actions or omissions of any such Person in his or her capacity as a director and/or officer of the Company or any of its subsidiaries or from fulfilling the duties and obligations of such office, including in the exercise of his or her fiduciary duties as a director and/or officer of the Company or any of its subsidiaries, or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Company or any of its subsidiaries or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary. Without limiting any provisions of the Merger Agreement, neither Parent nor Merger Sub shall assert any claim that any action taken by Peter A. Feld solely in his capacity as a director of the Company violates any provision of this Agreement.

Section 3.3            Stock Dividends, Distributions, Etc. In the event of a stock split, reverse stock split, stock dividend or distribution, or any change in Company Common Stock by reason of any recapitalization, combination, reclassification, exchange of shares or similar transaction, the terms “Existing Shares” and “Covered Company Shares” shall be deemed to refer to and include all such stock dividends and distributions and any Company securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 3.4            Lock-Up. Each Stockholder hereby covenants and agrees that between the date hereof and the earlier of (i) the termination hereof in accordance herewith and (ii) the initial filing of the first definitive proxy statement in respect of any of the Company Stockholders Meeting or any other meeting of the Company Stockholders in respect of the Merger, however called, such Stockholder will not Transfer any Covered Company Shares. Notwithstanding the foregoing, in connection with any Transfer not involving or relating to any Alternative Acquisition Proposal, such Stockholder may Transfer any or all of its Covered Company Shares to any wholly owned subsidiary or Affiliate of such Stockholder; provided, however, that in any such case, prior to and as a condition to the effectiveness of such Transfer, each Person to which any of such Covered Company Shares or any interest in any of such Covered Company Shares is Transferred shall have executed and delivered to Parent and Merger Sub a counterpart to this Agreement pursuant to which such Person shall be bound by all of the terms and provisions hereof. For the avoidance of doubt, no Transfer of Covered Company Shares shall relieve any Stockholder of its obligations under Section 2.1 so long as such Stockholder remains entitled to vote such Covered Company Shares thereon or consent thereto, unless the record date for the Company Stockholders Meeting or any other meeting of the Company Stockholders in respect of the Merger, however called, shall have been set to a date on or after the date of such Transfer.

Section 3.5            Public Statements. Subject to the last sentence of Section 4.2(b), each Stockholder shall not, and shall cause its controlled Affiliates not to, and shall use reasonable best efforts to cause its and their respective Representatives not to, make any press release, public announcement or other public communication with respect to this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby that disparages Parent or any of Parent’s Subsidiaries or Affiliates, or any of their respective directors, officers, trustees, employees or partners, or is inconsistent with this Agreement in any respect, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed); provided that such consent shall not be required for any disclosure required by applicable Law.

Section 3.6            Disclosure. Each Stockholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC, Nasdaq or any other national securities exchange and, to the extent required by applicable Laws, the Proxy Statement (including all documents and schedules filed with the Securities and Exchange Commission (“SEC”) in connection therewith) and any other required filings under the Securities Act or the Exchange Act or otherwise required by Law, its identity and ownership of the Covered Company Shares and the nature of its commitments, arrangements and understandings under this Agreement; provided, however, that each Stockholder shall be given a reasonable opportunity to review and comment upon any such announcement or disclosure required by the SEC.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder, severally and not jointly, represents and warrants to Parent and Merger Sub as to itself as follows, in each case, as of the date hereof:

Section 4.1            Qualification and Organization. Such Stockholder is duly organized, validly existing and in good standing under the Laws of the state of its jurisdiction, incorporation, formation or organization, as applicable.

Section 4.2            Authority Relative to this Agreement; No Violation.

(a)          With respect to a Stockholder that is not a natural person, such Stockholder has all requisite entity power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of hereof and the consummation of the transactions contemplated hereby have been duly and validly authorized by the governing body of such Stockholder and no other entity proceedings on the part of such Stockholder are necessary to authorize the consummation of the transactions contemplated hereby. With respect to a Stockholder that is a natural person, such Stockholder has full legal capacity to enter into, and to perform its covenants and agreements under, this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Bankruptcy and Equitable Exceptions.

(b)          No authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Authority is necessary, under applicable Law, for the consummation by such Stockholder of the transactions contemplated hereby. Nothing herein shall preclude a Stockholder from making such filings as are required by applicable Law in connection with the entering into of this Agreement, including an amendment to any Schedule 13D or Schedule 13G previously filed by a Stockholder with the SEC.

(c)          The execution and delivery by such Stockholder hereof do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) (1) result in any material violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, acceleration or put right of any material obligation or to the loss of a material benefit under any contract or agreement to which such Stockholder is a party or (2) result in the creation of any Liens upon any of the properties or assets of such Stockholder, (ii) if applicable, conflict with or result in any material violation of any provision of the Constituent Documents, in each case as amended or restated, of such Stockholder or (iii) conflict with or materially violate any applicable Law, other than, in the case of clauses (i) and (iii), any such material violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Stockholder’s ability to perform and comply with its covenants and agreements under this Agreement.

Section 4.3            Ownership of Shares. Such Stockholder Beneficially Owns the Existing Shares set forth opposite such Stockholder’s name on Exhibit A, free and clear of any Liens, and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Existing Shares) other than this Agreement and any limitations or restrictions imposed under applicable securities Laws. The Existing Shares set forth opposite such Stockholder’s name on Exhibit A constitute all of the shares of Company Common Stock, and all of the Covered Company Shares, in each case, Beneficially Owned by such Stockholder as of the date hereof.

Section 4.4            Investigation; Litigation. To the actual knowledge of such Stockholder, (a) there is no investigation or review pending or threatened by any Governmental Authority, (b) there are no Actions pending or threatened by or before any Governmental Authority against such Stockholder or any of its properties or assets and (c) there are no Orders of any Governmental Authority outstanding binding on such Stockholder or any of its respective properties or assets, in each case, that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Stockholder’s ability to perform and comply with its covenants and agreements under this Agreement.

Section 4.5            Merger Agreement. Each Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon, and Parent and Merger Sub would not enter into the Merger Agreement without, such Stockholder’s execution and delivery hereof.

ARTICLE V
TERMINATION

Section 5.1            Termination. This Agreement shall terminate upon the earliest to occur of the following (the date of such termination date, the “Termination Date”) (a) the termination of the Merger Agreement in accordance with its terms, (b) a Company Change of Recommendation, (c) the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting or any other meeting of the Company Stockholders in respect of the Merger, however called, (d) the Effective Time, (e) any change to the terms of the Merger without the prior written consent of each Stockholder that (i) reduces the Merger Consideration, on a per share of Company Common Stock basis, or any consideration otherwise payable with respect to the Company Common Stock Beneficially Owned by such Stockholder (subject to adjustments in compliance with Section 2.2 of the Merger Agreement), (ii) changes the form of consideration payable in the Merger or any consideration otherwise payable with respect to the Company Common Stock Beneficially Owned by such Stockholder or (iii) otherwise materially amends the Merger Agreement in a manner adverse to such Stockholder relative to the other stockholders of the Company, or (f) the mutual written consent of the Parties. In the event of any such termination hereof, the obligations of the Parties under this Agreement shall terminate and there shall be no liability on the part of any Party with respect to this Agreement; provided, however, that (i) this Article V and Article VI shall survive any such termination and each remain in full force and effect and (ii) no Party shall be relieved or released from any liability or damages arising from a breach of any provision hereof arising prior to such termination. If the Stockholders do not exercise the termination right described above with respect to a Fundamental Amendment within ten Business Days following the date the Stockholders are notified that a Fundamental Amendment has been effected, then this Agreement shall give effect to any modified terms incorporated from the Merger Agreement and, except as so modified, shall continue in full force and effect with respect to the Stockholders.

ARTICLE VI
MISCELLANEOUS

Section 6.1            No Ownership Interest. Nothing herein shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Company Shares. Except as otherwise provided herein, all rights, ownership and economic benefits of and relating to the Covered Company Shares shall remain vested in and belong to the Stockholders, and Parent shall have no authority to direct the Stockholders in the voting or disposition of any of the Covered Company Shares.

Section 6.2            Amendment and Modification. This Agreement may be amended, changed or supplemented in any and all respects, whether before or after obtainment of the Company Stockholder Approval, only by the written agreement of Parties.

Section 6.3            Extension; Waiver. At any time prior to the Effective Time, each Party may (a) extend the time for the performance of any obligation or other act of the other Parties, (b) waive any inaccuracies in the representations and warranties hereunder of the other Parties or (c) waive compliance with any covenant or agreement hereunder of the other Parties; provided that any such extension or waiver shall be set forth in an instrument in writing signed on behalf of such extending or waiving Party. The failure of any Party to assert any of its rights hereunder or otherwise shall not be a waiver of such rights, and no single or partial exercise by any Party of any of its rights hereunder shall preclude any other or further exercise of such rights or any other rights hereunder.

Section 6.4            Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by nonautomatic means, whether electronic or otherwise), (b) when sent by email (with written confirmation of transmission) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address or email address as a Party may have specified by notice given to the other Party under this provision):

(a)	if to Parent or Merger Sub, to:

Centene Corporation
7700 Forsyth Blvd
St. Louis, MO 63105
Attention: Christopher Koster
Email:       christopher.a.koster@centene.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Attention: Paul T. Schnell
Email:       paul.schnell@skadden.com

and

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, NW
Washington, DC 20005
Attention: Jeremy D. London
Email:       jeremy.london@skadden.com

(b)	If to any Stockholder, to:

Starboard Value LP

777 Third Avenue, 18th Floor

New York, NY 10017

Attention: Peter A. Feld

Email:       pfeld@starboardvalue.com

with a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

Attention: Steve Wolosky

   Andrew Freedman

Facsimile: (212) 451-2222

Email:        swolosky@olshanlaw.com

                   afreedman@olshanlaw.com

Section 6.5            Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall be one (1) and the same instrument. Delivery of an executed counterpart hereof by facsimile or other electronic transmission (including email or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) shall be effective as delivery of an original counterpart hereof.

Section 6.6            Entire Agreement; Third-Party Beneficiaries. This Agreement (including the exhibit hereto) (a) is the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties related to the subject matter hereof and thereof and (b) is not intended to confer any rights, benefits, remedies or Liabilities on any Person other than the Parties and their respective successors and permitted assigns.

Section 6.7            Severability. If any term, provision, covenant or restriction hereof is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 6.8            Assignment. Neither this Agreement nor any of the rights, interests, covenants or agreements hereunder shall be assigned by any of the Parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any entity that is wholly owned, directly or indirectly, by Parent. This Agreement shall be binding on, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 6.9            Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL. This Agreement, and all Actions and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), that may be based on this Agreement, arise out of this Agreement or relate hereto or to the Merger, the other transactions contemplated hereby or the negotiation, execution, performance or subject matter hereof, shall be governed by the Laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. For any Action or cause of action that may be based on this Agreement, arise out of this Agreement or relate hereto or to the Merger, the other transactions contemplated hereby or the negotiation, execution, performance or subject matter hereof, each Party (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the U.S. District Court for the District of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, (ii) agrees that all such Actions and causes of action shall be heard and determined exclusively under the foregoing clause (i), (iii) waives any objection to laying venue in any such Actions or cause of action in such courts, (iv) waives any objection that any such court is an inconvenient forum or does not have jurisdiction over any Party and (v) agrees that service of process upon such Party in any such Action or cause of action shall be effective if such process is given as a notice under Section 6.4. EACH PARTY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR CAUSE OF ACTION THAT MAY BE BASED ON THIS AGREEMENT, ARISE OUT OF THIS AGREEMENT OR RELATE HERETO OR TO THE MERGER, THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THE NEGOTIATION, EXECUTION, PERFORMANCE OR SUBJECT MATTER HEREOF.

Section 6.10        Remedies.

(a)          The Parties acknowledge and agree that irreparable damage would occur in the event that any provision hereof was not performed under their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, at any time prior to the termination hereof under Article V, the Parties shall be entitled to an injunction or injunctions to prevent breaches hereof and to enforce specifically the performance of terms and provisions hereof, without proof of actual damages (and each Party waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert (i) that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason or (ii) that a remedy of monetary damages would provide an adequate remedy for any such breach.

(b)          For the avoidance of doubt, in no event shall the exercise of a Party’s right to seek specific performance pursuant to this Section 6.10 reduce, restrict or otherwise limit such Party’s right to terminate this Agreement pursuant to Section 5.1 or pursue all applicable remedies at Law to the extent not limited hereby.

Section 6.11        Headings. Headings of the Articles and Sections hereof are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever.

Section 6.12        No Strict Construction. The Parties have been represented by counsel during the negotiation and execution hereof and, therefore, waive the application of any applicable Law, holding or rule of construction providing that ambiguities in a Contract or other document shall be construed against the Party drafting such Contract or document. Each Party has participated in the drafting and negotiation hereof. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions hereof.

Section 6.13        Exhibit. The Exhibit hereto is incorporated and made a part hereof and is an integral part hereof.

Section 6.14        Expenses. All fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses.

Section 6.15        Non-Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance hereof may only be made against the entities that are expressly identified as a Party and no former, current or future equity holders, controlling persons, directors, officers, employees, agents or Affiliates of any Party or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate (other than the Stockholders) of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the Parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any Party against the other Parties, in no event shall any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach hereof against, or seek to recover monetary damages from, any Non-Recourse Party.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, as of the date first written above.

CENTENE CORPORATION

By:	/s/ Jesse Hunter
Name: Jesse Hunter
Title: Executive Vice President and Chief Strategy Officer

MAYFLOWER MERGER SUB, INC.

By:	/s/ Jeffrey Schwaneke
Name: Jeffrey Schwaneke
Title: President

[Signature Page to Merger Support Agreement]

STARBOARD VALUE LP By: Starboard Value GP LLC, its general partner By: /s/ Peter A. Feld Name: Peter A. Feld Title: Authorized Signatory

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP, its investment manager

By: /s/ Peter A. Feld

Name: Peter A. Feld

Title: Authorized Signatory

STARBOARD X MASTER FUND LTD

By: Starboard Value LP, its investment manager

By: /s/ Peter A. Feld

Name: Peter A. Feld

Title: Authorized Signatory

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP By: Starboard Value L LP, its general partner By: /s/ Peter A. Feld Name: Peter A. Feld Title: Authorized Signatory

[Signature Page to Merger Support Agreement]

Starboard Value and Opportunity C LP By: Starboard Value R LP, its general partner By: /s/ Peter A. Feld Name: Peter A. Feld Title: Authorized Signatory
Starboard Value and Opportunity S LLC By: Starboard Value LP, its manager By: /s/ Peter A. Feld Name: Peter A. Feld Title: Authorized Signatory
Starboard Value R LP By: Starboard Value R GP LLC, its general partner By: /s/ Peter A. Feld Name: Peter A. Feld Title: Authorized Signatory
Starboard Value L LP By: Starboard Value R GP LLC, its general partner By: /s/ Peter A. Feld Name: Peter A. Feld Title: Authorized Signatory
Starboard Value GP LLC By: Starboard Principal Co LP, its member By: /s/ Peter A. Feld Name: Peter A. Feld Title: Authorized Signatory

[Signature Page to Merger Support Agreement]

Starboard PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner By: /s/ Peter A. Feld Name: Peter A. Feld Title: Authorized Signatory
STARBOARD PRINCIPAL CO GP LLC Starboard Value R GP LLC By: /s/ Peter A. Feld Name: Peter A. Feld Title: Authorized Signatory
PETER A. FELD JEFFREY C. SMITH By: /s/ Peter A. Feld Name: Peter A. Feld Title: Individually and as Attorney-in-Fact for Jeffrey C. Smith

[Signature Page to Merger Support Agreement]

exhibit A

Name	Company Shares

Starboard Value and Opportunity Master Fund Ltd (“Starboard”)	1,419,053 Shares owned directly, which includes 1,000 Shares held in record name

Starboard X Master Fund Ltd (“Starboard X Master”)	200,300 Shares owned directly

Starboard Value and Opportunity S LLC (“Starboard S LLC”)	228,603 Shares owned directly

Starboard Value and Opportunity C LP (“Starboard C LP”)	130,301 Shares owned directly

Starboard Value and Opportunity Master Fund L LP (“Starboard L Master”)	85,229 Shares owned directly

Starboard Value L LP	85,229 Shares (consisting of the Shares owned directly by Starboard L Master)

Starboard Value R LP	130,301 Shares (consisting of the Shares owned directly by Starboard C LP)

Starboard Value R GP LLC	215,530 Shares (consisting of the Shares owned directly by Starboard C LP and Starboard L Master)

Starboard Value LP	2,369,100 Shares (consisting of Shares owned directly by Starboard, Starboard X Master, Starboard S LLC, Starboard C LP and Starboard L Master and 305,614 Shares held in a certain account managed by Starboard Value LP (the “Starboard Value LP Account”))

Starboard Value GP LLC	2,369,100 Shares (consisting of the Shares owned directly by Starboard, Starboard X Master, Starboard S LLC, Starboard C LP and Starboard L Master and 305,614 Shares held in the Starboard Value LP Account)

Starboard Principal Co LP	2,369,100 Shares (consisting of the Shares owned directly by Starboard, Starboard X Master, Starboard S LLC, Starboard C LP and Starboard L Master and 305,614 Shares held in the Starboard Value LP Account)

Starboard Principal Co GP LLC	2,369,100 Shares (consisting of the Shares owned directly by Starboard, Starboard X Master, Starboard S LLC, Starboard C LP and Starboard L Master and 305,614 Shares held in the Starboard Value LP Account)

Jeffrey C. Smith	2,369,100 Shares (consisting of the Shares owned directly by Starboard, Starboard X Master, Starboard S LLC, Starboard C LP and Starboard L Master and 305,614 Shares held in the Starboard Value LP Account)

Peter A. Feld	2,371,887 Shares (consisting of 2,787 Shares owned directly by Mr. Feld, the Shares owned directly by Starboard, Starboard X Master, Starboard S LLC, Starboard C LP and Starboard L Master and 305,614 Shares held in the Starboard Value LP Account)